Exhibit 99.1

Genius Group Appoints Head of Digital Marketing and Sales and

Head of Global Product

SINGAPORE, July 28, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a world-leading entrepreneur Edtech and education group, today announced the addition of two new senior management team members. Jennifer Brady has been appointed as Head of Digital Marketing and Sales, effective July 10, 2023 and Jason Jaingue has been appointed as Head of Global Product, effective July 17, 2023.

Jennifer Brady has over 30 years marketing and management experience, particularly in the education sector, and has formerly been the Chief Marketing Officer of the University of Massachusetts President’s Office, the New England Institute of Business and Southern New Hampshire University. Ms Brady is a proven marketing pioneer with consistent track record of delivering results through measurable marketing strategies and will be responsible for Genius Group’s global marketing and sales campaigns.

Jason Jaingue is a Product Executive and Big Tech alumnus who has significant experience in efficiently scaling rapidly emerging businesses and developing world-class user experiences. At Amazon, Mr Jaingue led product, marketing and technology teams across its retail and marketplace organizations for almost eight years. At Expedia Group, he led the global display advertising team and most recently, led an eCommerce tech team at Walmart.

“We are excited to welcome Jennifer and Jason to the Genius Group team,” commented Roger James Hamilton, Founder and CEO of Genius Group. “Their experience and expertise are exactly what we were looking for and will provide immense value to Genius Group as we continue our mission of disrupting the current education model with a more student-centered, entrepreneurial, life-long learning curriculum.”

Ms Brady said “I’m thrilled to be joining Genius Group and look forward to expanding its growth across student enrollments, revenue, programs and strategic partnerships.”

Mr Jaingue added “Roger and the team have a bold vision for the future of online global education, and I’m excited at the prospect of bringing their dynamic ideas to reality.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

For further information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below. Additionally, there is no guarantee that a shareholder will qualify for use of the Upstream app or that their shares will qualify for trading on Upstream. Shareholders should follow the advice of their advisors, and nothing contained in this press release constitutes investment or legal advice as to the availability of Upstream to any shareholder or for any other reason.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com